Exhibit 18 Letter From Independent Auditor


March 9, 2007


ALPINE AIR EXPRESS, INC.
1177 Alpine Air Way
Provo, UT 84601

     RE:  Change in Accounting Method

Gentlemen:

As discussed in Note 20 to the financial statements for the year ended October 31, 2006, the Company changed its accounting method for recognizing major engine and airframe component overhaul costs.

At the time of purchase of your aircraft fleet during 2003, you adopted the Direct Expensing Method of accounting for major engine and airframe component overhaul costs. At that time this was one of four acceptable methods recognized as being most commonly employed by the AICPA Industry Audit Guide for Airlines.

Because of the size of your fleet and the relative similar age of your aircraft, you have currently indicated that under the Direct Expensing Method you expect overhaul expenses to vary drastically from year to year over the next few years resulting in numbers that will not be comparable and reflective of actual operations.

You have currently adopted the Deferral Method of accounting for major engine and airframe component overhaul costs. Under this method, the costs of overhaul will be capitalized and depreciated over the expected life of the asset. You have indicated that you expect this change in method will result in a more consistent approach to reporting the actual costs related to the usage of those engines and airframe components in future periods.

As you have requested, we have discussed with you the circumstances, business judgment, and all other underlying factors that contributed to your decision to make this accounting change.

Based on our review of the attendant circumstances and discussion with management, we concur that the newly adopted Deferral Method of accounting for major engine and airframe component overhaul costs as described in Note 20 is preferable under the circumstances.

We are furnishing this letter to enable the Company to comply with the requirements of Item 601(b)(18) of Regulation S-B.

Sincerely,

/S/Pritchett, Siler & Hardy, P.C.

PRITCHETT, SILER & HARDY, P.C.